Exhibit 99.2

Report of Independent Auditors

The Board of Directors

EnergySource LLC

We have audited the accompanying consolidated financial statements of Energy Source LLC (a limited liability company) (the Company), which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energy Source LLC at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

April 3, 2013

EnergySource LLC

(A Limited Liability Company)

Consolidated Statements of Financial Position

	December 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$3,194,168	$2,587,698
Other receivable	22,765	—
Receivable from affiliates	677,935	275,599
Prepaid expenses and short-term deposits	174,345	218,351

Total current assets	4,069,213	3,081,648
Investment in HR Holdings	—	35,766,718
Receivable from affiliate, long-term	—	81,152
Deposits, long-term	77,191	71,024
Property and equipment, net	188,139	352,218
Land	4,226,954	208,149
Plant construction in progress	14,186,449	—
Deferred financing costs	200,000	—
Other development assets	437,397	3,590,199

Total assets	$23,385,343	$43,151,108

Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$4,995,444	$1,642,221
Mandatorily redeemable preferred Class A units	10,000,000	—

Total current liabilities	14,995,444	1,642,221
Distributions in excess of earnings	13,444,667	—

Total liabilities	28,440,111	1,642,221
Members’ (deficit) equity	(5,054,768)	41,508,887

Total liabilities and members’ equity	$23,385,343	$43,151,108

See accompanying notes.

EnergySource LLC

(A Limited Liability Company)

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31
	2012	2011
Management and operating fee income	$5,887,097	$2,503,904
Operating expenses:
General and administrative	7,412,004	6,590,795
Service costs	4,316,763	1,481,835

Total operating expenses	11,728,767	8,072,630
Loss on investment in HR Holdings	(8,606,580)	(7,411,815)

Net loss and comprehensive loss	$(14,448,250)	$(12,980,541)

See accompanying notes.

EnergySource LLC

(A Limited Liability Company)

Consolidated Statements of Members’ Equity (Deficit)

Balance at December 31, 2010	$44,485,099
Cash contributions	9,800,000
Compensation expense—incentive units	204,329
Net loss and comprehensive loss	(12,980,541)

Balance at December 31, 2011	41,508,887
Cash contributions	8,400,000
Cash distributions	(40,631,795)
Compensation expense—incentive units	116,390
Net loss and comprehensive loss	(14,448,250)

Balance at December 31, 2012	$(5,054,768)

See accompanying notes.

EnergySource LLC

(A Limited Liability Company)

Consolidated Statements of Cash Flows

	Year Ended December 31
	2012	2011
Operating activities
Net loss	$(14,448,250)	$(12,980,541)
Adjustments to reconcile net loss to cash used in operating activities:
Loss on investment in HR Holdings	8,606,580	7,411,815
Compensation expense	116,390	204,329
Depreciation and amortization	134,466	114,167
Loss on asset write-off	48,862	—
Changes in operating assets and liabilities:
Prepaid expenses and deposits	29,006	(187,465)
Receivable/payable from affiliate	(777,936)	266,280
Accounts receivable	(22,765)	172,552
Deferred lease	7,104	23,854
Deposit long-term	4,832	—
Prepaid long-term	4,000	—
Accounts payable and accrued expenses	234,820	323,421

Net cash used in operating activities	(6,062,891)	(4,651,588)
Investing activities
Purchase of plant construction in progress	(7,059,349)	—
Purchase of land	(4,018,805)	—
Purchase of development assets & equipment	(456,646)	(3,205,926)
Due from affiliate long-term	81,152	(45,123)
Distributions from equity investee	40,604,804	—

Net cash provided by/(used in) investing activities	29,151,156	(3,251,049)
Financing activities
Distributions to members and IU holders	(40,631,795)	—
Members’ contributions	8,400,000	9,800,000
Issuance of Class A Preferred Units	10,000,000	—
Deferred financing costs related to Issuance of Class A Preferred Units	(250,000)	—

Net cash (used in) provided by financing activities	(22,481,795)	9,800,000

Net increase in cash and cash equivalents	606,470	1,897,363
Cash and cash equivalents, beginning of the year	2,587,698	690,335

Cash and cash equivalents, end of the year	$3,194,168	$2,587,698

Supplemental disclosure of cash flow information
Interest paid	$200,000	$—

Noncash investing activities
Accounts payable related to purchases of construction in progress	$3,486,900	$—

Amortization of deferred financing costs to construction in progress	$50,000	$—

Reclassification of development costs to construction in progress	$3,590,200	$—

See accompanying notes.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements

December 31, 2012

1. Description of Company and Nature of Operations

EnergySource LLC (EnergySource), a Delaware limited liability company, was formed on October 5, 2005, under the name US Navy Geothermal LLC by HA Development Partners LLC (HA Development) and CRC Development LLC (CRC). EnergySource’s name was subsequently changed to CHAR, LLC on November 14, 2005, and changed again to its current name on April 21, 2010. HA EnergySource Holdings LLC (HA) and Catalyst Geothermal, LLC (Catalyst) (Members) became the successor in interest to HA Development and CRC.

EnergySource is in the business of directly or indirectly owning, developing, constructing, operating, and maintaining electric generation facilities pertaining to geothermal and solar resources, primarily located in the Imperial Valley of California. EnergySource is governed by a management committee of three members, with equal representation from each of the Members. All allowable acts of the Management Committee require a majority vote.

On May 12, 2006, EnergySource formed Hudson Ranch Power I LLC (HRP or the Project), a Delaware limited liability company, to develop, construct, and operate a 49.9-megawatt geothermal power generation plant located in Calipatria, California (the Project). On May 13, 2010, as part of a larger transaction (the May 2010 Transaction), EnergySource admitted GeoGlobal U.S. EnergySource LLC (GGE) as a third Member for a $4 million cash contribution. In conjunction with the May 2010 Transaction, the Members formed Hudson Ranch I Holdings LLC (HR Holdings) and contributed its entire ownership interest in HRP to this new entity. At the same time, GGE contributed $86 million of cash to HR Holdings. As a consequence of admitting GGE as a member in HR Holdings, EnergySource no longer had a controlling interest in HR Holdings and its subsidiary HRP, which were then categorized as a joint venture and deconsolidated in accordance with authoritative guidance (see Note 2). As a result of the May 2010 Transaction, EnergySource was able to secure construction financing for the Project and retained an approximate 28.3% noncontrolling interest in the Project. Construction on the Project began in May 2010, was completed in February 2012, and the plant was placed in service on March 26, 2012 (In-Service Date). On September 29, 2009, EnergySource formed Hudson Ranch Energy Services LLC (HRES), a Delaware limited liability company, to provide operation and maintenance services to any projects EnergySource may develop, including HRP.

In August and November 2010, EnergySource formed EnergySource Solar I LLC (ES Solar) and Hudson Ranch Power II LLC (HRII), respectively, both California limited liability companies. ES Solar and HRII were formed to pursue EnergySource’s development, financing, construction, and operating activities for solar and geothermal electrical generation facilities in the Imperial Valley of California.

On September 26, 2012, Chevron Hudson Ranch I, LLC (Chevron) made a cash investment into the Project through Hudson Ranch TE Holdings LLC (HRTE Holdings) (Chevron Transaction). Prior to the Chevron Transaction, HR Holdings contributed its entire interest in HRP to HRTE Holdings on August 31, 2012. Chevron was provided participating rights under the HRTE Holdings LLC agreement which caused HRH to deconsolidate HRTE Holdings upon Chevron’s participation. Due to the plant qualifying as real estate for financial reporting purposes and the continuing involvement by HR Holdings, the accounting rules precluded HR Holdings from recording a gain upon the deconsolidation. As a result, the distributions made by HR Holdings to its members following the Chevron Transaction exceed earnings.

As a result of the Chevron transaction, EnergySource received $40.6 million in cash distributions from HR Holdings in the fourth quarter of 2012.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of EnergySource and its wholly owned subsidiaries HRES, HRII, and ES Solar (collectively, the Company). Intercompany balances and transactions have been eliminated in consolidation. The Company evaluated the subsequent events through April 3, 2013, the date on which these financial statements were available to be issued.

From inception through December 31, 2012, the Company has financed its operations through a combination of contributions from its Members and revenues derived from the Project as well as its project management and operating agreements with HRP. The Company’s current cash resources combined with equity contribution commitments received to date from its Members are sufficient to support its operations through December 31, 2012.

2. Significant Accounting Policies

Accounting Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and highly liquid investment instruments with original maturities of three months or less at purchase date.

Revenue Recognition

The Company’s current revenues are primarily derived from the management and operations-related services provided under a project management agreement and an operations and maintenance agreement with HRP (see Note 4). Revenues related to these services are recognized at the time services are performed and collection is reasonably assured.

Deferred Financing Costs

Deferred financing costs are recorded at cost and include costs relating to the issuance of the Class A Preferred units classified as debt within the Company’s statement of financial position. In connection with issuance of the Class A Preferred units (see Note 10) the Company incurred with an affiliate (see Note 4) approximately $250,000 in financing costs. These costs are being amortized ratably over a five year period which coincides with the date the Class A Preferred units must be redeemed. For the year ended December 31, 2012, amortization of $38,000, was capitalized and included in construction in progress in the 2012 statement of financial position. Future amortizations of the deferred financing costs will be $50,000 in 2013 and $50,000 annually thereafter.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation commences when assets, or major components thereof, are

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

placed in service. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Property and equipment primarily consists of office and information technology-related assets depreciated on a straight-line basis over a three- to five-year estimated useful life period. The Company recorded $134,000 and $114,000 of depreciation expense on its property and equipment for the years ended December 31, 2012 and 2011, respectively.

Property and equipment consist of the following:

	Year Ended December 31
	2012	2011
Computer software and equipment	$240,883	$297,910
Furniture and fixtures	135,285	125,743
Office equipment	34,715	34,715
Leasehold improvements	34,020	24,313

	444,903	482,681
Less accumulated depreciation	(256,764)	(130,463)

Property and equipment, net	$188,139	$352,218

Plant Construction in Progress

Plant construction in progress is stated at cost and is primarily related to the construction of the HRII geothermal power plant which commenced in fourth quarter of 2012. Plant construction in progress on HRII totaled $14,186,000 as of December 31, 2012 which has not been placed into service. Of this amount $3,590,000 was previously classified as development assets as of December 31, 2011. Total interest expense incurred in relation to Fuji Investment (Note 10) and capitalized into Plant construction in progress for the years ended December 31, 2012, and December 31, 2011, was $325,000 and $0, respectively. Plant construction in progress also included the amortization of deferred financing costs related to Fuji Investment (Note 10) of $50,000 and $0 for the years ended December 31, 2012, and 2011 respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be sold are reported at the lower of the carrying amount or the fair value less costs to sell. Based on an evaluation of existing long-lived assets, the Company wrote off net assets valued at $49,000 and $0 during the years ended December 31, 2012 and 2011.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence over operating and financial policies of the investee, typically for investments of 20% or more of the voting rights of an investee. Accordingly, the initial investment is recognized at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee in each reporting period subsequent to the investment date.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

The Company accounts for its investment in HR Holdings, which represents a joint venture between the Company and GGE, under the equity method of accounting. For the years ended December 31, 2012 and 2011, the Company recorded losses on its equity-method investment in HR Holdings in the amount of $8,606,000 (consisting of $7,849,000 net loss and $757,000 amortization of 2010 basis difference discussed below) and $7,412,000, respectively. The Company also received $40,605,000 in cash distributions from HR Holdings during the year ended December 31, 2012. The following table summarizes the consolidated financial information of HR Holdings as of and for the year ended December 31, 2011, and unconsolidated financial information for the year ended December 31, 2012 as a result of Chevron transaction (Note 1).

	2012	2011
Revenues	$27,432,360	$—
Operating income (loss)	9,047,737	(2,116,517)
Net loss	(27,704,880)	(26,158,923)
Company’s share of net loss	(7,840,481)	(7,411,815)
Assets
Current assets	$5,006,541	$7,011,015
Noncurrent assets	—	364,007,832

Total assets	$5,006,541	$371,018,847

Liabilities
Current liabilities	$183,463	$103,425,327
Noncurrent liabilities	113,589,751	205,344,241

Total liabilities	$113,773,214	$308,769,568

Members’ equity
Outside Member’s (deficit) equity	$(65,795,435)	$56,765,976
Company’s share of (deficit) equity	(42,971,238)	5,483,303

Total Members’ (deficit) equity	$(108,766,673)	$62,249,279

The difference between the Company’s share of equity in net assets of negative $42.9 million and the Company’s investment in HR Holdings on its’ books of negative $13.4 million as of December 31, 2012, as well as the difference between the Company’s share of equity of $5.5 million and the investment in HR Holdings on the Company’s books of $35.8 million as of December 31, 2011 (2010 Basis difference) , are primarily attributable to a $29 million gain recorded in 2010 when the Company deconsolidated HR Holdings as well as the Company’s share of equity placement costs paid by HR Holdings to HA in May 2012 in the amount of $1.3 million. The Company is amortizing the Basis difference over the approximate 30-year useful life of assets to which it’s deemed to be attributable, such as development costs and PPA assets, starting on In-Service Date. The Company recorded $757,000 amortization included into loss on investment in HR Holdings for the year ended December 31, 2012.

Investments are evaluated for other-than-temporary impairment on a regular basis. Other-than-temporary impairment occurs when the estimated fair value of an investment is below the carrying value and the difference is determined to not be recoverable. This evaluation requires significant judgment regarding, but not limited to, the severity and duration of the impairment; the ability and intent to hold the securities until recovery; financial condition, liquidity, and near-term prospects of the issuer; specific events; and other factors. Based on an evaluation of its existing investment HR Holdings, the Company determined that no impairment has occurred for the years ended December 31, 2012 and 2011.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are deposited with a limited number of financial institutions in the United States. The balances held at any one financial institution may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company currently has accounts only with major financial institutions.

Development Costs

Development costs include direct third-party costs such as consulting, land costs, permitting, regulatory filings, and similar expenses and exclude all indirect and overhead costs. Development costs are capitalized once a development project is determined to be viable and it is determined that these costs will be recoverable through future revenue streams of the project. The Company capitalized $437,000 and $3,865,000 in development costs for the years ended December 31, 2012 and 2011. These costs will be offset against future revenues from the development projects or expensed in the period in which such development projects are abandoned.

Income Taxes

The Company is not subject to federal and state income taxes and, accordingly, has not provided for income taxes in the accompanying financial statements. The Members are required to report their proportional share of gains, losses, credits, or deductions on their individual income tax returns.

The Company applies accounting guidance with respect to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This guidance requires the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. The Company has had no examinations in progress, none are expected at this time, and years 2009 through 2012 are open. As of December 31, 2012 and 2011, there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of other expense. There was no accrued interest and penalties as of December 31, 2012 and 2011, and no interest and penalties were recognized during the years ended December 31, 2012 and 2011.

Recent Accounting Pronouncements

In May 2011, the FASB issued authoritative guidance regarding common fair value measurements and disclosure requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance is effective for annual periods beginning after December 15, 2011. In February 2013, the FASB issued an amendment to this guidance, to be effective immediately, to clarify that nonpublic entities are not required to disclose the level of fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This guidance was effective immediately. The Company adopted this guidance beginning on January 1, 2012. The adoption of this guidance did not affect the Company’s financial position, results of operations, or cash flows.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

3. Fair Value Measurements

The Company accounts for fair value measurements under Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

In determining the fair value of our financial instruments, we consider the source of observable market data inputs, liquidity of the instrument, the credit risk of the counterparty to the contract and our own risk of nonperformance. In the case fair value is not observable, for the items subject to fair value measurements, the Company applies valuation techniques deemed the most appropriate under the U.S. GAAP guidance based on the nature of the assets and liabilities being measured.

The carrying amounts of cash and cash equivalents, accounts receivable, receivable from affiliates, prepaid expenses, accounts payable, and accrued expenses at December 31, 2012 and 2011, are considered to reasonably approximate fair value because of the short-term nature of those items.

4. Related-Party Transactions

HRP Project Management Agreement

On May 11, 2010, the Company executed a fee agreement whereby the Company would provide project management and administrative services to HRP. The agreement expires with the expiration of the Power Purchase Agreement HRP has in place or anytime at HRP’s discretion without having to show cause. During the construction phase of the contract (period prior to commercial operation), the monthly fee was $106,000 per month. After the construction period ends, the fee was reduced to $64,333 per month. Effective September 25, 2012, the agreement was amended to include HRTE Holdings in addition to HRP, and the annual fee was changed to $1,084,000 per year, payable in quarterly installments and is subject to annual escalation. The 2012 fee was prorated based on the annual fee for the remainder of the year from the date of the amendment. For the years ended December 31, 2012 and 2011, the Company recognized $951,000 and $1,272,000, respectively, in revenues pursuant to this agreement, included in management and operating fee income on the Company’s statement of operations. As of December 31, 2012 the Company had a receivable outstanding of $123,000 under this agreement. There was no receivable balance under this agreement as of December 31, 2011.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

Financial Services Agreement

Pursuant to the August 15, 2012 amended and restated financial services agreement between the Company and Hannon Armstrong Securities LLC (HA Securities), an affiliate, HA Securities is to provide the Company and HRII certain services related to the placement of debt and equity securities. In accordance with this agreement HRII paid HA Securities $250,000 for financial services related to the issuance of the Preferred Class A units (see Note 10) in 2012. In addition, for the year ended December 31, 2012 the Company paid HA Securities $285,000 as reimbursement for expenses incurred in the performance of its services. In December 2012 the Company and HA Securities further amended the financial services agreement specifically related to its efforts in raising debt and equity for the construction of HRII’s geothermal power plant. Pursuant to this arrangement the Company agreed to pay HA Securities certain specified percentages of the funds raised on equity or debt placements.

Support Service Agreements

The Company has entered into Continuing Support Service Agreements with Hannon Armstrong Capital, LLC (HA), an affiliate of HA Development, and Catalyst to provide the Company with legal, accounting, financial modeling, personnel, and administrative services. Pursuant to these two agreements, the Company incurred approximately $319,000 and $394,000 in costs included in general and administrative expenses for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 the Company owed $16,000 to HA Development and had no outstanding liabilities under these agreements as of December 31, 2011.

Operations and Management Agreement

On September 30, 2009, as amended on August 31, 2012, the Company, through its subsidiary HRES, entered into the Operations and Maintenance Agreement with HRP. Pursuant to this agreement, HRES is to provide various services for the mobilization, operation, and maintenance of the Project. As compensation for such services, HRP is obligated to reimburse HRES for all costs incurred in providing the services plus a $624,000 (Base Fee) annually. The Base Fee is payable in equal monthly installments commencing on the Commercial Operations Date, March 9, 2012, and is subject to annual escalation. In addition, HRES is subject to meeting certain performance criteria that could positively or negatively impact the Base Fee by a maximum of 50%.

Prior to the Commercial Operations Date, which occurred on March 9, 2012, HRES was to provide various services required to prepare the Project for start-up and steady operations. During this period, the Company was obligated to reimburse HRES for all costs and labor incurred in providing these services, up to a maximum of $1.6 million. In November 2011, this maximum amount was increased to $3 million. For the years ended December 31, 2012 and 2011, HRES billed $4.7 million and $1.6 million, respectively, in services to HRP included in management and operating fee income. Of the amounts incurred, $406,000 and $107,000 were included in receivables from affiliates as of December 31, 2012 and 2011, respectively.

Receivable From Affiliates

The Company from time to time advances funds to affiliated companies in conjunction with their general and administrative activities. During the years ended December 31, 2012 and 2011, the Company has advanced funds to HR Holdings in the amounts of $64,000 and $81,000, which were outstanding as of December 31, 2012 and 2011, respectively.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

5. Equity-Based Compensation

The Company from time to time issues incentive units (IUs) to employees. The intent of the IUs is to provide the holders with a “profits interest” position. The IUs have no voting rights, do not share in losses, and are not subject to capital calls. In addition, the IUs contain restrictive covenants pertaining to their sale and become immediately vested upon a sales transaction. The IUs participate in cash distributions only after the holders of Class A and B units (see Note 9) have received a full return on their investments. The IUs will expire in the event the Company is dissolved.

Due to the terms of the IU agreements, the Company accounted for the IU grants in accordance with the provisions of ASC Topic 718 related to equity-based payments. Under this guidance, share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service period.

The fair value of the IUs granted is estimated using a valuation methodology based on future reasonably possible cash flow scenarios to the various classes of the Company’s members. The value derived under such scenarios is discounted for lack of liquidity and marketability.

In October 2010 the Company granted 606,573 IUs (2010 IUs). These IUs vest 50% at issuance and 25% on May 13, 2011 and 2012, respectively. The aggregate fair value of the IUs issued, prior to taking into account any vesting, was determined to be approximately $629,000. As of December 31, 2011, 543,388 IUs with the fair value of $564,000 were vested. As of December 31, 2012 these IUs were fully vested. The Company recorded compensation expense of $65,000 and $157,000 related to 2010 IUs for the years ended December 31, 2012 and 2011 respectively, which was included general and administrative expenses.

In June 2012 the Company granted to employees 111,205 of IU’s that vest one-third in August, 2012 and one-third each year thereafter until fully vested, and another 121,314 of IU’s to employees and consultants that vest one-third in June 2013 and each year thereafter until fully vested (together, 2012 IUs). The aggregate fair value of the 2012 IUs issued, prior to taking into account any vesting, was determined to be approximately $157,000. As of December 31, 2012, 37,000 of 2012 IUs with the fair values of $25,000 were vested. During the year ended December 31, 2012, the Company recorded $51,000 of compensation expense associated with the 2012 IU’s included in general and administrative expenses. The Company made $509,000 and $18,000 in cash distributions to 2010 IUs and 2012 IUs, respectively, during the year ended December 31, 2012.

The total unrecognized compensation costs of $106,000 related to unvested 2012 IUs as of December 31, 2012 will be recognized over the weighted average period of 1.6 years.

6. Employee Benefit Plan

The Company participates in a defined contribution employee savings plan that is qualified under Section 401(a) of the Internal Revenue Code and ERISA Section 404(c). The Company contributes an amount equal to 100% of the first 4% of each employee’s contribution. Contributions made by the Company are vested when contributed. Participating employees may contribute up to 15% of their pre-tax earnings under the plan. The Company contributed approximately $72,000 and $53,000 to the plan for the years ended December 31, 2012 and 2011, respectively.

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

7. Commitments

Geothermal Leases

The Company has entered into a number of geothermal lease agreements aggregating approximately 1,000 acres in the Salton Sea area of California that may be terminated by the Company at any time without penalty. The primary term under these leases is for ten years and the leases contain an escalation clause in year five. Thereafter, the base rent is increased by the Implicit Price Deflators of Gross Domestic Product (IPDGDP) index. In the event that the Company sells geothermal substances as defined therein, the Company would owe a royalty payment to the lessors in an amount to be determined by the type of substance being sold. In the event the sale is attributable to a generation facility owned or operated by the Company, then the royalty rate would be based on pro rata gross revenues attributable to that lessor’s acreage contribution. The Company incurred approximately $9,000 and $9,000 in minimum payments under the geothermal leases for the years ended December 31, 2012 and 2011, respectively. The Company will make minimum payments subject to escalation after year ten based on the IPDGDP index of $9,600 in 2013, $78,000 in 2014, $86,900 in 2015, and $89,000 afterward until the agreements are terminated.

Office Leases

The Company leases office space in El Centro, California, under an operating lease that expires in May 2015, and starting in May 2011, in San Diego, California, under an operating lease that expires in May 2016. The lease agreements contain annual fixed increases in the basic rent. In addition, under the terms of the lease agreements, the Company is required to pay for increases in certain common area expenses. Rental expense related to these leases amounted to $248,000 and $191,000 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments at December 31, 2012, are as follows:

Fiscal years ending December 31:
2013	$229,000
2014	247,000
2015	191,000
2016	60,000

Purchase Commitments

The Company has entered into a number of agreements for equipment purchases and services primarily related to its HRII development activities. At December 31, 2012, total obligations related to such agreements were approximately $92,000. All such obligations are expected to be settled in 2013.

Guarantee

In August 2012 in conjunction with the refinancing of the HRP’s construction loan, HR Holdings contributed 100% of its interest in HRP into HRTE Holdings, a wholly owned subsidiary. In September 2012, Chevron Hudson Ranch I, LLC (Chevron), contributed $99,500,000 to HRTE Holdings in exchange for an equity interest in that company. As a result of that investment HR Holdings no longer had a controlling interest in HRTE Holdings and was required to deconsolidate the company. The sale of membership interest has been accounted for as an equity transaction by HR Holdings. No gain or loss was recorded on the transaction and HR Holdings now accounts for its interest in HRTE Holdings under the equity method of accounting known as

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

hypothetical liquidated book value. As a condition of Chevron making its investment in HRTE Holdings the Company was required to guarantee certain obligations pursuant to the HRTE Holdings limited liability company agreement and the HRP Project Management Agreement. No liability has been recorded in connection with this arrangement and we do not believe it is probable that any amounts will be required to be paid pursuant to this guarantee.

Consulting Services Agreement

In January 2005, the Company entered into a consulting services agreement with a consultant to provide assistance in obtaining land and geothermal mineral rights in the Imperial Valley of California. The agreement was later amended and restated on April 1, 2009. Pursuant to this agreement, the Company is obligated to pay the consultant a royalty override related to pro rata revenues attributable to each land or geothermal resource acquisition entered into by the Company as a direct result of consultants efforts. For the years ended December 31, 2012 and 2011, no royalties had been paid.

8. Cooperative Development Agreement

In April 2010, the Company and Simbol Mining Corp, now known as Simbol Materials (Simbol), entered into a cooperative development agreement (the Development Agreement) to form a strategic relationship wherein the Company would primarily provide geothermal brine from any of its geothermal power projects; and assistance in developing Simbol’s technology, a demonstration facility, and its first commercial facility and, if applicable, other additional mineral extraction facilities (the Services). Each party is responsible for their own costs related to these cooperative activities. The Development Agreement terminates 12 years after the effective date and automatically renews for an additional 5 year period unless notice of termination is provided by one of the parties.

The Development Agreement provides for the cooperation of the parties in such a way as to allow Simbol to pursue development, testing, analysis, design, construction and operation of commercial facilities utilizing their mineral extraction technology (Simbol Technology) which is still under development. The Simbol Technology is essentially intended to extract certain valuable minerals such as lithium, manganese and zinc from the geothermal brine.

Under the terms of the agreement, on April 13, 2010, the Company, in return for providing the Services received a warrant for the purchase of shares of Simbol’s common stock. The warrants are exercisable upon the achievement of certain milestones by Simbol specified in the Development Agreement. In addition, the Company is to receive a negotiated royalty payment of the gross proceeds of any mineral sales.

The Company did not record any gain or loss on the warrants as they were determined to have minimal value at the issuance on April 13, 2010 and as of December 31, 2012 and 2011 due to the significant development risks facing both the Simbol Technology and the Project’s construction and resource viability.

9. Members’ Equity

Pursuant to the Amended and Restated Operating Agreement (the Operating Agreement), the Company will continue until the earliest of (a) a term of 99 years after October 5, 2005; (b) the unanimous decision of the Members, or (c) an event of dissolution. The Company’s net earnings or losses are allocated to the Members’ equity accounts in accordance with distribution provisions of the Operating Agreement. Such allocations are

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

essentially done in proportion to each Member’s pro rata share of membership units owned, subject to certain preferences based on class of membership unit owned. The Members are not liable for any amount in excess of their respective capital contributions and are not liable for any of the debts and losses of the Company, except to the extent that a liability of the Company is founded upon results from an unauthorized act or activity of such Member.

The Operating Agreement specifies three classes of Membership units: Class A, Class B, and IUs (see Note 5), each with different rights to profits, losses, and cash distributions. Class A Units include a right to vote, consent and approve and otherwise participate in the management of the Company. Class B Units and the Incentive Units are non-voting. The Class B member units have a $4 million priority cash distribution over the Class A units. After such priority distribution to the Class B member is met, the remaining profits or losses of the Company will be distributed to the Class A members. For purposes of cash distributions, IUs are included with the Class A member units.

The Class A Preferred Units issued to Fuji shall not receive any allocation of LLC profits and losses, and shall not receive any distributions from the LLC except the principal and interest payments. Class A Preferred units are non-voting units, and only have the right to receive preferred interest payments in the amount of 10% per annum. Class A Preferred Units do not participate in income allocation or distributions to Class A and Class B Units.

On May 13, 2010, the Company issued GGE 3,841,625 Class A member units and 1,000 Class B member units in return for an equity contribution of $4 million in cash. The Company is governed by a Management Committee consisting of three representatives with equal representation from each of the Members. All allowable acts of the Management Committee require a majority vote of the Members.

During the year ended December 31, 2012, HA, Catalyst, and GGE made $3,504,000, $3,144,000, and $1,752,000 in cash contributions to the Company, respectively. During the year ended December 31, 2011, HA, Catalyst, and GGE made $4,737,000, $2,695,000, and $2,368,000 in cash contributions to the Company, respectively.

As of December 31, 2012, HA, Catalyst, GGE and the IU owners owned approximately 40%, 36%, 20%, and 4% of the Class A member units, respectively, As of December 31, 2011, HA, Catalyst, GGE and the IU owners owned approximately 41%, 36%, 20%, and 3% of the Class A member units, respectively. As of December 31, 2012 and 2011 GGE owned 100% of the Class B member units.

During the year ended December 31, 2012, the Company made distributions to HA, Catalyst, and GGE of $14,737,000, $13,222,000, and $12,146,000, respectively. There were no distributions made during the year ended December 31, 2012.

The period of existence of the Company commenced on the formation date and shall end 99 years from such date unless the Company is dissolved in accordance with the provisions of the Operating Agreement. The Company shall be dissolved on the first to occur of the following events:

(i)	The expiration of the term

(ii)	The unanimous consent of the members to dissolve the Company

EnergySource LLC

(A Limited Liability Company)

Notes to Consolidated Financial Statements (continued)

(iii)	The disposition of all or substantially all of the Company’s business and assets

(iv)	An event of dissolution

10. Redeemable Preferred Units

Effective April 20, 2012, the Company entered into a transaction with Fuji Electric Power Corporation (Fuji) whereby Fuji invested into HRII at specified amounts and dates ranging between June 2012 and October 2012 (Fuji Investment), which will be used by HRII as a source of funding for resource verification purposes. In exchange, Fuji became a Class A Preferred Member of HRII and received Class A Preferred Units entitled to certain interest and principal repayments. The Class A Preferred Units from Fuji prior to the close of the HRPII construction financing, the Class A Preferred Units are mandatorily redeemable by HRII at their face value on the fifth anniversary of the date on which the last capital contribution is made by Fuji under its investment commitment (November 26, 2017). This redemption is contingent upon other provisions, which provide for the optional rights to EnergySource (the Class A Member) to purchase the Class A Preferred Units from Fuji at any time subject to prepayment premium, or which obligate HRII to repurchase the Class A Preferred Units from Fuji prior to the close of the HRPII construction financing. The Company accounts for the Class A Preferred Units as a liability in accordance with ASC 480-10-25 as they are (i) mandatorily redeemable by the company (ii) redemption is outside the control of the company and (iii) the redemption price is determinable. Accordingly, certain costs incurred in securing the investment have been classified as Deferred Financing costs within the statement of financial position and the quarterly payments are classified as interest expense. Fuji receives preferred quarterly payments compounded annually on its aggregate unreturned capital contributions. During the year ended December 31, 2012, the Company paid Fuji $200,000 in interest under this agreement.

The Company accounts for the Class A Preferred Units as debt in accordance with ASC 480-10-25 as they are (i) mandatorily redeemable by the company (ii) redemption is outside the control of the company and (iii) the redemption price is determinable. Accordingly, $250,000 of costs incurred in securing the Fuji investment have been classified as Deferred Financing costs within the statement of financial position and amortized into plant construction in progress on a straight-line basis over the estimated life of the Fuji investment.